SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                          Transkaryotic Therapies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    893735100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 A. Alex Porter
                                Porter Orlin LLC
                           666 5th Avenue, 34th Floor
                            New York, New York 10103
                                 (212) 484-5000

                                  Terry Feeney
                          Millennium Management, L.L.C.
                            666 5th Avenue, 8th Floor
                            New York, New York 10103
                               (212) 212-841-4100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 18, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893735100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     A. Alex Porter **

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,505,944

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,505,944

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,805,615

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.1%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 893735100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul Orlin **

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,505,944

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,505,944

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,805,615

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.1%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 893735100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Geoffrey Hulme **

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,464,834

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,464,834

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,805,615

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.1%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 893735100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jonathan W. Friedland **

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,464,834

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,464,834

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,805,615

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.1%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 893735100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Millenco, L.P. **

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,299,671

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,299,671

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,805,615

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.1%

14.  TYPE OF REPORTING PERSON*

     PN, BD

CUSIP No. 893735100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Millennium Management, L.L.C. **

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,299,671

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,299,671

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,805,615

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.1%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No. 893735100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Israel Englander **

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,299,671

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,299,671

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,805,615

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.1%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 893735100
          ---------

--------------------------------------------------------------------------------
Item 1. Security and Issuer.

The name of the issuer is Transkaryotic Therapies, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 700 Main Street, Cambridge, Massachusetts 02139. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2. Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by (i) A. Alex Porter, a United States citizen, (ii) Paul Orlin, a United States citizen, (iii) Geoffrey Hulme, a United States citizen, (iv) Jonathan W. Friedland, a United States citizen, (v) Millenco, L.P., a Delaware limited partnership, (vi) Millennium Management, L.L.C., a Delaware limited liability company, and (vii) Israel A. Englander, a United States citizen (collectively, the "Reporting Persons").

     Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Millenco, L.P. As a limited partner, Partners has no investment or voting control over Millenco, L.P. or its securities positions.

     The principal business address of Mr. Porter, Mr. Orlin, Mr. Hulme and Mr. Friedland is 666 Fifth Avenue, 34th Floor, New York, New York 10103.

     The principal business address of Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander is 666 Fifth Avenue, 8th Floor, New York, New York 10103.

     Each of the reporting persons has investment discretion over a number of private investment vehicles and/or managed accounts.

     (d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3. Source and Amount of Funds or Other Consideration.

     A. Alex Porter may be deemed to be the beneficial owner of the 5,805,615 Shares. The total cost for the Shares Mr. Porter may be deemed to beneficially own is $192,018,822.

     Paul Orlin may be deemed to be the beneficial owner of the 5,805,615 Shares. The total cost for the Shares Mr. Orlin may be deemed to beneficially own is $192,018,822.

     Geoffrey Hulme may be deemed to be the beneficial owner of the 5,805,615 Shares. The total cost for the Shares Mr. Hulme may be deemed to beneficially own is $192,018,822.

     Jonathan Friedland may be deemed to be the beneficial owner of the 5,805,615 Shares. The total cost for the Shares Mr. Friedland may be deemed to beneficially own is $192,018,822.

     Millenco, L.P. may be deemed to be the beneficial owner of the 5,805,615 Shares. The total cost for the Shares Millenco, L.P. may be deemed to beneficially own is $192,018,822.

     Millennium Management, L.L.C. may be deemed to be the beneficial owner of the 5,805,615 Shares. The total cost for the Shares Millennium Management, L.L.C. may be deemed to beneficially own is $192,018,822.

     Israel A. Englander may be deemed to be the beneficial owner of the 5,805,615 Shares. The total cost for the Shares Mr. Englander may be deemed to beneficially own is $192,018,822.

     The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the respective funds of the private investment vehicles and/or managed accounts over which the Reporting Persons exercise investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

The Reporting Persons have previously announced that they have formed a group for purposes of Section 13. The group intends to vote against the proposed sale of the Issuer, to seek statutory appraisal rights and to explore their rights under Delaware law. The group may be expanded in the future to include other shareholders.

The Reporting Persons have attached as Exhibit B to this Schedule 13D the letter, dated July 18, 2005 (the "Letter"), from the Reporting Persons to Dr. Lydia Villa-Komaroff, the Chairman of the Board of Directors of the Issuer. The Letter reiterates the Reporting Persons' opposition to the sale of the Issuer to Shire Pharmaceuticals at this price because they believe the Issuer is worth substantially more than $37/share. The Letter states that in light of the recommendation from Institutional Shareholders Services that shareholders vote against the merger, the Reporting Persons believe that the Issuer's Board of Directors should exercise its fiduciary duty and change its recommendation to shareholders. The Reporting Persons believe the Issuer's Board of Directors should advise shareholders to vote against approval of the $37 cash offer from Shire Pharmaceuticals. The Reporting Persons have no intention to, nor reserve the right to, engage in a control transaction or any contested solicitation for the election of directors.

The Reporting Persons have no plans or proposals which, other than as expressly set forth above, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
(d) any change in the present Board of Directors or management of the Issuer;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

(a-e) As of the date hereof, A. Alex Porter may be deemed to be the beneficial owner of 5,805,615 Shares or 16.1% of the Shares of the Issuer, based upon the 36,111,236(1) Shares outstanding as of April 30, 2005.

----------
(1) The number of outstanding shares is based on the 35,624,361 shares the Issuer reported outstanding in proxy materials distributed to Shareholders.

     A. Alex Porter has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,505,944 Shares to which this filing relates.

     A. Alex Porter has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,505,944 Shares to which this filing relates.

     (a-e) As of the date hereof, Paul Orlin may be deemed to be the beneficial owner of 5,805,615 Shares or 16.1% of the Shares of the Issuer, based upon the 36,111,236(2) Shares outstanding as of April 30, 2005.

----------
(2) The number of outstanding shares is based on the 35,624,361 shares the Issuer reported outstanding in proxy materials distributed to Shareholders.

     Paul Orlin has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,505,944 Shares to which this filing relates.

     Paul Orlin has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,505,944 Shares to which this filing relates.

(a-e) As of the date hereof, Geoffrey Hulme may be deemed to be the beneficial owner of 5,805,615 Shares or 16.1% of the Shares of the Issuer, based upon the 36,111,236(3) Shares outstanding as of April 30, 2005.

----------
(3) The number of outstanding shares is based on the 35,624,361 shares the Issuer reported outstanding in proxy materials distributed to Shareholders.

     Geoffrey Hulme has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,464,834 Shares to which this filing relates.

     Geoffrey Hulme has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,464,834 Shares to which this filing relates.

(a-e) As of the date hereof, Jonathan Friedland may be deemed to be the beneficial owner of 5,805,615 Shares or 16.1% of the Shares of the Issuer, based upon the 36,111,236(4) Shares outstanding as of April 30, 2005.

----------
(4) The number of outstanding shares is based on the 35,624,361 shares the Issuer reported outstanding in proxy materials distributed to Shareholders.

     Jonathan Friedland has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,464,834 Shares to which this filing relates.

     Jonathan Friedland has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,464,834 Shares to which this filing relates.

(a-e) As of the date hereof, Millenco, L.P. may be deemed to be the beneficial owner of 5,805,615 Shares or 16.1% of the Shares of the Issuer, based upon the 36,111,236(5) Shares outstanding as of April 30, 2005.

----------
(5) The number of outstanding shares is based on the 35,624,361 shares the Issuer reported outstanding in proxy materials distributed to Shareholders.

     Millenco, L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,299,671 Shares to which this filing relates.

     Millenco, L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,299,671 Shares to which this filing relates.

(a-e) As of the date hereof, Millennium Management, L.L.C. may be deemed to be the beneficial owner of 5,805,615 Shares or 16.1% of the Shares of the Issuer, based upon the 36,111,236(6) Shares outstanding as of April 30, 2005.

----------
(6) The number of outstanding shares is based on the 35,624,361 shares the Issuer reported outstanding in proxy materials distributed to Shareholders.

     Millennium Management, L.L.C. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,299,671 Shares to which this filing relates.

     Millennium Management, L.L.C. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,299,671 Shares to which this filing relates.

(a-e) As of the date hereof, Israel A. Englander may be deemed to be the beneficial owner of 5,805,615 Shares or 16.1% of the Shares of the Issuer, based upon the 36,111,236(7) Shares outstanding as of April 30, 2005.

----------
(7) The number of outstanding shares is based on the 35,624,361 shares the Issuer reported outstanding in proxy materials distributed to Shareholders.

     Israel A. Englander has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,299,671 Shares to which this filing relates.

     Israel A. Englander has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,299,671 Shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons and/or on behalf of the private investment vehicles and/or managed accounts over which the Reporting Persons have investment discretion, are set forth in Exhibit C and were all effected in broker transactions.

          The aforementioned Shares were acquired for investment purposes. The Reporting Persons and/or the private investment vehicles and/or managed accounts over which the Reporting Persons have investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons have formed a group in order to vote together against the proposed sale of the Issuer.

--------------------------------------------------------------------------------
Item 7. Material to be Filed as Exhibits.

     A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

     B. The letter sent on July 18, 2005 to the Issuer's Board of Directors is filed herewith as Exhibit B.

     C. A description of the transactions in the Shares that were effected by the Reporting Persons since their most recently filed 13D is filed herewith as Exhibit C.

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 19, 2005
---------------------------
(Date)

/s/ A. Alex Porter **
---------------------------
    A. Alex Porter

/s/ Paul Orlin**
---------------------------
    Paul Orlin

/s/ Geoffrey Hulme**
---------------------------
    Geoffrey Hulme

/s/ Jonathan W. Friedland**
---------------------------
    Jonathan W. Friedland

/s/ A. Alex Porter **
---------------------------
    A. Alex Porter

Millenco, L.P. **
By: Millennium Management, L.L.C., its general partner

By: /s/ Terry Feeney
---------------------------
    Terry Feeney
    Chief Operating Officer

Millennium Management, L.L.C. **

By: /s/ Terry Feeney
---------------------------
    Terry Feeney
    Chief Operating Officer

/s/ Israel A. Englander by
    David Nolan pursuant to
    Power of Attorney filed
    with SEC on June 6, 2005 **
---------------------------
    Israel A. Englander

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

** Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Exhibit A
---------

                                    AGREEMENT

          The undersigned agree that this Schedule 13D dated July 19, 2005 relating to the Common Stock par value $0.01 of Transkaryotic Therapies, Inc. shall be filed on behalf of the undersigned.

/s/ A. Alex Porter **
---------------------------
    A. Alex Porter

/s/ Paul Orlin**
---------------------------
    Paul Orlin

/s/ Geoffrey Hulme**
---------------------------
    Geoffrey Hulme

/s/ Jonathan W. Friedland**
---------------------------
    Jonathan W. Friedland

/s/ A. Alex Porter **
---------------------------
    A. Alex Porter

Millenco, L.P. **
By: Millennium Management, L.L.C., its general partner

By: /s/ Terry Feeney
---------------------------
    Terry Feeney
    Chief Operating Officer

Millennium Management, L.L.C. **

By: /s/ Terry Feeney
---------------------------
    Terry Feeney
    Chief Operating Officer

/s/ Israel A. Englander by
    David Nolan pursuant to
    Power of Attorney filed
    with SEC on June 6, 2005 **
---------------------------
    Israel A. Englander

** Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Exhibit B
---------

           Porter Orlin LLC                               Millenco, L.P.
     666 Fifth Avenue, 34th Floor                  666 Fifth Avenue, 8th Floor
          New York, NY 10103                            New York, NY 10103
             212-484-5000                                  212-841-4100

July 18, 2005

Dr. Lydia Villa-Komaroff
Chairman of the Board
Transkaryotic Therapies, Inc.
700 Main Street
Cambridge, MA 02139

Dear Dr. Villa-Komaroff:

This morning Institutional Shareholders Services ("ISS"), the nation's leading independent proxy advisory firm and benchmark for objective proxy voting advice, recommended that Transkaryotic Therapies shareholders vote AGAINST the proposed merger with Shire Pharmaceuticals Group plc at the Company's special shareholder meeting on July 27, 2005. We believe it is rare for ISS to advocate voting against the recommendation of a board of directors of a target company in a friendly transaction. In light of the ISS report and the additional valuation factors noted below, we urge the board to change its recommendation and advise shareholders to vote against approval of the $37 cash offer from Shire.

We highlight, for the board's consideration, the following from the ISS recommendation:

     o Insufficient Market Check - "While we recognize the sensitivity of the sales process and are not advocating "beating the bushes" for buyers, a less than vigorous market check process may indicate that full value was not obtained for target shareholders."

     o Value Transfer from TKT to Shire - "Shareholders could reasonably question whether there has been a value transfer from TKT shareholders to Shire shareholders due to the positive I2S results, value that should be at least shared by TKT shareholders."

     o Lack of Sufficient Premium - "The proxy discloses that the offer price represents a 66% premium over the closing price on March 20, 2005. However, the growing positive sentiment with respect to Dynepo and I2S reflected in TKT's share price in the weeks prior to the deal announcement makes this figure somewhat obsolete. The 22% premium over the closing price the day prior to the announcement could be viewed as more relevant. We note that the 22% one-day premium is lower than all of the mean and median one-day premiums calculated by SG Cowen in their analysis of premiums paid in selected transactions."

     o Downside is Limited - "Based on the positive I2S results released after the deal was signed, the internal dissension over the true fair value of the shares (as well as the market appreciation prior to merger agreement execution), we believe the downside in this case is limited."

While ISS considers the acquisition from the perspective of TKT shareholders, viewing the acquisition from the Shire perspective also points to a conclusion that $37 per share undervalues the company. Many Shire analysts highlight the tremendous value creation that Shire will experience upon completing the TKT acquisition. For example, on July 6, 2005, UBS securities analyst Martin Wales raised his rating on Shire from Neutral to Buy, after maintaining a neutral rating on Shire for over two years (since 4/10/03). In his report he raised his price target on Shire to 745 pence from 625 pence, and noted that if the transaction failed to complete, fair value for Shire shares would be 650 pence. According to this analysis, Shire and its shareholders will gain $836 million of value by completing the TKT acquisition (95p x 500mm Shire shares x 1.76 USD/(pound) = $836 million). We believe this value pick up should be shared more equitably with TKT shareholders. If only half of the value pickup were shared with TKTX shareholders, it would result in a $10 per share increase to TKTX shareholders.

You should also be aware of the fact that public statements by Shire management indicate that they recognize that the low valuation it is paying for TKT is without precedent. In speaking about TKT at the Deutsche Bank Securities Health Care Conference on May 3, 2005, Shire CEO Matthew Emmens said:

          "What we were able to do in this one acquisition, if you look at it simply, is for about a net price of $1.2 billion, when you take out the cash that they had, the NOL's, and the synergies we get by having the 200 people in place to sell Dynepo in Europe, when you take that out, the deal costs about $1.2 billion dollars. It's not a stretch of the imagination to see just the four products that are visible creating total sales, when combined, of $1 billion dollars. I've seen no deal, and neither has anybody in my company, where you can pay that kind of money, with low risk, for those kind of sales (emphasis added)."

Direct Comps and Biotech Index Up Significantly Since Deal Was Signed on April 20, 2005: TKTX closed at $30.44 on April 20, 2005, the last trading day before the Shire transaction was announced. The $37 offer represents a 21.6% premium to the close on that day. In its 10K dated 3/16/05, TKT notes three other companies that develop therapy for lysosomal storage disorders, BioMarin Pharmaceutical Inc., Actelion Ltd., and Genzyme Corporation. As shown below, since the close on April 20, BioMarin stock has appreciated 55.3%, Actelion has appreciated 11.9%, and Genzyme has appreciated 15.6% (representing a 29.6% mean gain for the group). As a further point of reference, the NASDAQ biotech index is up 15.5%, Biotech HOLDRs trust is up 20.1%, and Morgan Stanley Biotech Index is up 26% since April 20. We believe that the appreciation in competitor companies and the industry overall could provide further comfort to the board of directors that the TKT stock would trade up significantly if it changes its recommendation.

--------------------------------------------------------------------------------
Name                           Bloomberg   Price       Price       Appreciation
                               Ticker      4/20/05     7/15/05
--------------------------------------------------------------------------------
Transkaryotic Therapies, Inc.  TKTX        $30.44      $37.00*     21.6%
                                                       offer
--------------------------------------------------------------------------------
BioMarin Pharmaceutical, Inc.  BMRN        $5.17       $8.03       55.3%
--------------------------------------------------------------------------------
Actelion Ltd.                  ATLN SW     124.6 CHF   139.4 CHF   11.9%
--------------------------------------------------------------------------------
Genzyme Corporation            GENZ        $60.82      $70.31      15.6%
--------------------------------------------------------------------------------
NASDAQ Biotech Index           NBI         653.88      755.33      15.5%
--------------------------------------------------------------------------------
Biotech HOLDRs Trust           BBH         $154.69     $185.94     20.1%
--------------------------------------------------------------------------------
Morgan Stanley Biotech Index   MVBX        67.57       85.12       26.0%
--------------------------------------------------------------------------------

No Compelling Reason To Sell, TKT Should Remain a Public Compy. TKT was not a failing company and was not under any pressure to sell. Since the time that the board of directors made its decision shareholders have seen significant positive fundamental information, including exceptional I2S results and significant third party interest in licensing Dynepo. TKT is a stronger company today than it was four months ago, and with potentially three products on the market by mid-2006, profitability is potentially a 2006 event.

Our Recommendation

We urge the board of TKT to exercise its fiduciary duty and change its recommendation to shareholders, as is specifically allowed by Section 6.03(b) of the merger agreement. We believe that this transaction is clearly no longer in the best interests of shareholders.

Very truly yours,


Porter Orlin LLC                                   Millenco, L.P.

Exhibit C
---------

                  Transactions in the Shares by Millenco, L.P.

--------------------------------------------------------------------------------
Date of Transaction             Number of Shares             Price per Share
                                Purchase/(Sold)
--------------------------------------------------------------------------------
      7/15/05                       (94,600)                     $35.00++
--------------------------------------------------------------------------------

++ On July 15, 2005, pursuant to the assignment of listed call options that had been sold by Millenco prior to the formation of the group filing this Schedule 13D, Millenco delivered to third party purchasers an aggregate of 94,600 shares of common stock at a price of $35/share.

02903.0004 #587517